August 26, 2005

Mr. James Allegretto

Senior Assistant Chief Accountant

Securities and Exchange Commission

450 Fifth Street, N. W.

Washington, DC 20549

RE: Form 10-KSB for the Fiscal Year Ended September 30, 2004

Form 10-QSB for the Quarter Ended December 31, 2004

Dear Mr. Allegretto:

This is in response to your comment letter of May 27, 2005 on the subject filings. In connection with responding to your comments, the Company acknowledges that it is responsible for the adequacy and accuracy of the disclosure in the filings, that staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings, and that the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Comment number:

  Future filings will be revised unless otherwise indicated that an amendment will be filed.
  We will revise in the future to disclose revenue from continuing operations.
  We intend to satisfy the Form 8-K Item 10 disclosure requirement by posting such information on our website and will disclose such information in future filings.
  We will file an amendment containing the appropriate signatures in the second signature block.
  We will file an amendment containing the certifications set forth in Item 601(b)(31) of Regulation S-B.
  We intend to disclose in future filings the effects of non-compliance with the covenants of our lines of credit and the existence of cross default provisions contained in our debt agreements.
  We will consider revising the caption to interest income so that it is more descriptive of the line item.
  Proceeds from sale of marketable securities were $226,139 and disbursements to purchase marketable securities were $45,197. We have stopped netting receipts and disbursements beginning with our June 30 10-QSB. The other netting is the net payments/borrowings on line of credit, but that line is labeled net. The accounts included in other liabilities and deferred credits are accrued expenses, deferred income taxes, deferred compensation and post-retirement benefits and other plus an adjustment of 1,016,661 to exclude the effect of the reversal of the FAS 109 liability. The same 1,016,661 was excluded from the change in assets section. Beginning with the June 30, 2005 10-Q we have changed the presentation of the statement of cash flows so that asset and liability changes flow more transparently from the balance sheet to the cash flows statement.
9.	The gain on sale is as follows:

	Sale price	1,300,000
	Cost of property and improvements	(1,270,583)
	Expense of sale	(85,373)
	Depreciation allowed	188,976
		--------------

	Gain	133,020
	After tax @ 60%	79,812

We are recognizing the contingent proceeds with an annual entry when the payment is made by debiting cash and crediting income.

  Our post-retirement benefit plan does not include prescription drug coverage and we will disclose this in the future.
  We intend to comply with the disclosure requirements of SFAS 131.
  Foodmart Plaza fails the significance test for all three conditions of Rule 1-02(w).

Investment less than 10 percent. (293,358 / 30,735,916)

Total assets less than 10 percent. (1,126,633 / 30,735,916

Income less than 10 percent. (39,351 / 536,453 5 yr ave )

13.	Pension fund minimum liability	337,541	658,480
	Deferred interest, uncoll. & insurance	274,469	476,506
		-----------	-----------
		612,010	1,134,986
	Unrecovered gas costs	1,257,783	1,151,694
	Deferred debits - income taxes		1,016,661
		-------------	--------------
		1,869,793	3,303,341

The regulatory asset amounts are intended to represent the amounts in note 8 with a rounding difference in 2004. The following reconciles the regulatory asset from October 1, 2002 through September 30, 2004:
	Current	Prior period
	Activity	Amort.	Total

Net regulatory asset 10/1/02	(220,999)	586,432	365,433
Net periodic pens cost	842,979		842,979
Individual pension payment	564		564
Alloc. To subsidiary	(219,216)		(219,216)
Rate case allowed expense	(95,490)	(118,895)	(214,385)
Adjustment	20,375		20,375
	--------------	-------------	------------
Net reg. Asset 9/30/03	328,213	467,537	795,750
Net periodic pens cost	1,193,342		1,193,342
Individual pension payment	564		564
Alloc. To subsidiary	(324,863)		(324,863)
Rate case allowed expense	(197,566)	(161,652)	(359,218)
Adjustment
	--------------	-------------	------------
Net reg. Asset 9/30/04	999,690	305,885	1,305,575

  The original entry upon adoption of FAS 109 was a debit to regulatory assets and credit to deferred income taxes in the amount of $1,016,661. The reason for the entry was that a computation determined that deferred income taxes were understated by $1,016,661. It was discovered in 2004 that the computation producing the $1,016,661 was incorrect, and deferred income taxes were properly reflected before the $1,016,661 entry. So the entry was reversed, as deferred income taxes were originally correct, and are currently correct after the reversal.
  Deferred income taxes in the statement of cash flows should be the same 410,447 contained in note 7. The other liabilities and deferred credits line would receive the offset, leaving net cash provided by operating activities unchanged at 835,655.
  The normal net periodic pension cost was $139,302. An adjustment was made to recognize the curtailment adjustment to the transition obligation in the amount of $134,400. For liability purposes the total expense is reduced by the paygo amount.
Service cost	35,709
Interest cost	68,583
Expected return on assets	0
Net amortization:
Net (asset) / obligation at transition	46,740
Prior service cost	5,425
Net (gain) / loss	(17,155)
------------
Subtotal	139,302
Recognition for curtailment	134,400
Paygo amount	(52,776)
------------
220,926

  The items in the deferred pension costs and postretirement benefits follow:
Deferred debit-ratable pension expense-current	999,693
Deferred debit-ratable pension expense-prev.	305,882
Accrued liability-def. pension	(1,622,717)
Deferred debit-FAS 106 benefit	(38,102)
Deferred credit-FAS 106 benefit	(964,405)
Deferred credit-FAS 106 interest	(92,331)
Deferred credit-def. officers compensation	(1,432)
--------------
1,413,412

  We will file future reports on the appropriate form.
  We will amend to include certifications exactly as set forth in Item 601(b)(31) of Regulation S-B.
  We will include the information required by paragraph 33 of FAS 131.
  We will include all exhibits required by Item 601 of Regulation S-B.
  We agree that the points enumerated are applicable and will include a discussion of each future MD&A.

Sincerely,

Kenneth J. Robinson